Exhibit 21.1

XILINX, INC.
SUBSIDIARIES OF REGISTRANT

PLACE OF INCORPORATION
NAME	OR ORGANIZATION
Xilinx Limited	United Kingdom

Xilinx K.K.	Japan

Xilinx Development Corporation	California, U.S.A.

Xilinx International, Inc.	Colorado, U.S.A.

Xilinx SARL	France

Xilinx GmbH	Germany

Xilinx AB	Sweden

Xilinx Benelux B.V.B.A.	Belgium

Xilinx Holding Two Limited	Ireland

Xilinx Holding Three Ltd.	Cayman Islands

Xilinx Holding Four Limited	Cayman Islands

Xilinx Holding Five Limited	Ireland

Xilinx Holding Six Limited	Cayman Islands

Xilinx Ireland	Ireland

Xilinx Antilles N.V.	Netherlands Antilles

Xilinx Netherlands B.V.	Netherlands

Xilinx Israel Limited	Israel

Xilinx Canada Co.	Canada

Xilinx Asia Pacific Pte. Ltd.	Singapore

AccelChip, Inc.	Delaware, U.S.A.

Xilinx Hong Kong Limited	Hong Kong SAR, China

Xilinx India Technology Services Private Limited	India

Xilinx Technology Shanghai Limited	China